Brascan Power Acquires Two Hydroelectric Plants
From Delta Power in Northeast United States

Gatineau, Quebec, January 20, 2005 –Brascan Power announced today that is has acquired the leasehold interests in two hydroelectric generating facilities totaling 23 megawatts of capacity from Delta Power Company LLC for US$31.4 million, comprised of approximately US$12 million of assumed debt with the balance paid in cash.

Hydro-Kennebec is a 15.4 megawatt facility located on the Kennebec River in Winslow, Maine. The facility commenced commercial operations in February 1989 and generates approximately 86 gigawatts hours of energy per year. The plant is interconnected with the New England power grid and sells it output under a power sales agreement with Central Maine Power. Both the lease and the power sales agreement expire in February 2009.

West Delaware is a 7.5 megawatt facility located in Grahamsville, New York. The plant commenced commercial operations in December 1988, and is interconnected with the New York power grid. The plant output of approximately 27 gigawatt hours per year is currently sold into the New York wholesale electricity market. The lease on this facility expires in 2037.

“We continue to strengthen our geographic presence in the northeast. The addition of these facilities is a good fit with our existing New England and New York power generation portfolios and brings Brascan Power’s total portfolio to 122 power plants and 2,645 megawatts of installed capacity,” said Harry Goldgut, Co-Chair and Chief Executive Officer of Brascan Power.

About Brascan Power

Brascan Power Inc. comprises the power generating, distribution and marketing operations of Brascan Corporation. It is an independent producer and distributor of power and one of the lowest cost producers of hydroelectric power in North America. The Company has developed and successfully operated hydroelectric power facilities, primarily across North America, for almost 100 years. (See www.brascanpower.com for more details). Brascan Corporation (NYSE: BNN, TSX: BNN.LV.A). is an asset management company with a focus on real estate and power generation with direct investments of $19 billion and a further $7 billion of assets under management. (See www.brascancorp.com for more details).

About Delta Power Company

Delta Power Company, LLC is a leading mid-sized independent power generation company headquartered in Morristown, NJ. Delta owns interests in 29 operating power plants throughout the U.S. with a focus on natural gas and coal fired generation. (See www.deltapower.com for more information)

Brascan Power
Shelley Moorhead
Director, Corporate Communications & Investor
Relations
Tel: (819) 561-8072
Fax: (819) 561-7188
Email: shelley.moorhead@brascanpower.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies’ Annual Reports and Brascan Power’s 40-F filed with the Securities and Exchange Commission. The companies undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.